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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 12)

                                  JACLYN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   469772 10 7
                                 --------------
                                 (CUSIP Number)


        William D. Freedman, Esq., Jenkens & Gilchrist Parker Chapin LLP
                 405 Lexington Avenue, New York, New York 10174
--------------------------------------------------------------------------------
                                 (212) 704-6000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 10, 2004
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 10 Pages)

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No. 469772 10 7                                     Page  2  of   11 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Abe Ginsburg
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds*

        SC
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       USA
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           1,329,049
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        3,454
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      65,769

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,329,049
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        51.2%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No. 469772 10 7                                     Page  3  of   11 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Allan Ginsburg
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds*

        SC
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       USA
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           1,329,049
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        158,138
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      93,006

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,388,914
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        53.5%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No. 469772 10 7                                     Page  4  of   11 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Robert Chestnov
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds*

        SC
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       USA
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           1,329,049
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        110,000
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      121,945

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,388,914
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        53.5%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No. 469772 10 7                                     Page  5  of   11 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Howard Ginsburg
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds*

        SC
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       USA
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           1,329,049
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        147,277
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      91,022

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,388,914
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        53.5%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page  6  of   11 Pages

                AMENDMENT NO. 12 TO JOINT FILING ON SCHEDULE 13D

                                       OF

            THE JACLYN, INC. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

                                       AND

        ABE GINSBURG, ALLAN GINSBURG, ROBERT CHESTNOV AND HOWARD GINSBURG

                          WITH RESPECT TO JACLYN, INC.


         The following information supplements and amends the information contained in the joint statement on Schedule 13D dated February 29, 1988 filed by the Jaclyn, Inc. Employee Stock Ownership Plan and Trust ("Trust") and by Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg, Trustees of the Trust, relating to the Common Stock, $1.00 par value per share ("Common Stock"), of Jaclyn, Inc., as amended to date (as so amended, the "Statement"). Capitalized terms used herein which are defined terms in the Statement shall have the same meanings herein as in the Statement unless otherwise expressly defined herein. The primary purpose of amendment No. 12 is to eliminate the references and information with regard to stock options previously held by Robert Chestnov contained in amendment no. 11 and to restate the information contained in amendment no. 11, as so amended, below.

         1. Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 of the Statement is hereby amended by adding the following new paragraphs at the end thereof:

                  "On August 10, 2004, the Corporation, Messrs. Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg, and certain other stockholders of the Company entered into a Consent and Joinder Agreement (the "Amendment") relating to the second amended and restated stockholders agreement among those parties dated as of May 12, 2003 (as so amended, the "Stockholders Agreement"). Pursuant to the Amendment, the parties consented to the addition of a stockholder as a party to the Stockholders Agreement. On August 10, 2004, 1,329,049 shares of Common Stock (51.2%) were owned, of record or beneficially, by stockholders of the Corporation who are parties to the Stockholders Agreement.

         2. Item 4. Purpose of Transaction.

         Item 4 of the Statement is hereby amended as follows:

                  The third paragraph of Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

                  "Messrs. Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg are parties to the Stockholders Agreement. The Stockholders Agreement, among other things, entitles Messrs. Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg, in their capacity as a

Page 7 of 11 Pages Stockholders' Committee (in such capacity, collectively, the "Stockholders Committee"), acting by the vote of at least two-thirds, or by the unanimous written consent, of the members of the Stockholders Committee, to direct the voting of the shares of Common Stock owned by the stockholders of the Corporation who are parties to the Stockholders Agreement with respect to all matters submitted to stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation or pursuant to a written consent in lieu thereof. At August 10, 2004, the Stockholders Committee was entitled, pursuant to the Stockholders Agreement, to direct the vote with respect to 1,329,049 shares of Common Stock (51.2%)."

         3. Item 5. Interest in Securities of the Issuer.

         Item 5 of the Statement is hereby amended in its entirety to read as follows:

"Item 5.  Interest in Securities of the Issuer.

                  At August 10, 2004, the Trust was the beneficial owner of 91,022 shares of Common Stock, representing 3.5% of the outstanding shares of Common Stock. Each employee who is a participant in the Trust is entitled to direct the Trustees as to the voting of shares allocated to his account under the Trust. Under the Trust, the Trustees are required to vote shares of Common Stock which are not allocated to the account of participants in the same proportion and manner as allocated shares are voted by participants. The Trustees share the power to dispose of the shares of Common Stock owned by the Trust.

                  At August 10, 2004, the Trustees were the beneficial owners of shares of Common Stock as indicated below.

                  (a) Abe Ginsburg beneficially owned 1,329,049 shares. Mr. Ginsburg shared power to direct the voting as to all such shares, had sole dispositive power as to 3,454 of such shares and shared dispositive power as to 65,769 of such shares. The 1,329,049 shares include (i) 65,769 shares owned by a charitable foundation in which Mr. Ginsburg serves as a director and officer and with respect to which he shares dispositive power, (ii) 2,581 shares owned by a charitable foundation in which Mr. Ginsburg serves as a director and officer and with respect to which he has sole dispositive power, and (iii) 1,329,049 shares with respect to which Mr. Ginsburg shares power to direct the voting pursuant to the Stockholders Agreement. Mr. Ginsburg disclaims beneficial ownership of the shares referred to in clauses (i), (ii) and 1,328,176 of the shares described in clause (iii) above.

                  Mr. Ginsburg shares dispositive power with respect to the 65,769 shares of Common Stock referred to in clause (i) with Mrs. Sylvia Ginsburg. Mrs. Ginsburg's residence address is 1512 Palisade Avenue, Fort Lee, New Jersey 07024. During the past five years, Sylvia Ginsburg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Sylvia Ginsburg is a United States citizen.

                  (b) Allan Ginsburg beneficially owned 1,388,914 shares. Mr. Ginsburg has sole dispositive power as to 158,138 of such shares, shared power to direct the voting as to 1,329,049 of such

                                                          Page  8  of   11 Pages


shares and shared dispositive power as to 93,006 of such shares. The 1,388,914 shares include (i) 29,884 shares held by him as a custodian for his children,
(ii) 10,769 shares owned by his wife, (iii) 8,469 shares owned by the Trust and allocated to his account thereunder, (iv) 1,984 shares owned by a charitable foundation in which Mr. Ginsburg serves as an officer and trustee and with respect to which he shares voting and dispositive power, and (v) 1,329,049 shares (including the shares described in clauses (i), (ii), (iii) and (iv) above) with respect to which Mr. Ginsburg shares power to direct the voting pursuant to the Stockholders Agreement. Mr. Ginsburg disclaims beneficial ownership of the shares referred to in clauses (i), (ii), (iv) and 1,192,326 of the shares described in clause (v) above.

                  Mr. Ginsburg shares voting and dispositive power of the 1,984 shares referred to in clause (iv) with Mrs. Carolyn Ginsburg. Mrs. Ginsburg's residence address is 77 Pine Terrace, Demarest, New Jersey 07627. During the past five years, Carolyn Ginsburg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Carolyn Ginsburg is a United States citizen.

                  (c) Robert Chestnov beneficially owned 1,388,914 shares. Mr. Chestnov has shared power to direct the voting as to 1,329,049 of such shares, sole dispositive power as to 110,000 of such shares and shared dispositive power as to 121,945 of such shares. The 1,388,914 shares include (i) 27,423 shares held of record by him as co-trustee of a trust, (ii) 372 shares owned by his wife, (iii) 6,906 shares held of record by his wife as custodian for their children, (iv) 10,952 shares owned by the Trust and allocated to his account thereunder, (v) 3,500 shares owned by a charitable foundation in which Mr. Chestnov serves as an officer and director with respect to which he shares voting and dispositive power, and (vi) 1,329,049 shares (including the shares described in clauses (i), (ii), (iii), (iv) and (v) above) with respect to which Mr. Chestnov shares power to direct the voting pursuant to the Stockholders Agreement. Mr. Chestnov disclaims beneficial ownership of the shares referred to in clauses (i), (ii), (iii), (v), and 1,208,097 of the shares described in clause (vi) above.

                  Mr. Chestnov shares dispositive power with respect to the 27,423 shares referred to in clause (i) and the 3,500 shares referred to in clause (v) with Mr. Richard Chestnov, a private investor, with a residence address at 17142 Whitehaven Drive, Boca Raton, Florida 33496. Richard Chestnov is also a director of the Corporation. During the past five years, Richard Chestnov has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Richard Chestnov is a United States citizen.

                  (d) Howard Ginsburg beneficially owned 1,388,914 shares. Mr. Ginsburg has shared power to direct the voting as to such shares, sole dispositive power as to 147,277 of such shares, and shared dispositive power as to 91,022 of such shares. The 1,388,914 shares include (i) 55,114 shares held of record by him as custodian for his minor children, (ii) 18,010 shares owned by his wife, (iii) 8,469 shares owned by the Trust and allocated to his account and
(iv) 1,329,049 shares (including the shares described in clauses (i), (ii) and (iii) above) with respect to which Mr. Ginsburg shares power to direct the

                                                          Page  9  of   11 Pages


voting pursuant to the Stockholders Agreement. Mr. Ginsburg disclaims beneficial ownership of the shares referred to in clauses (i), (ii) and 1,228,417 of the shares described in clause (iv) above.

                  There is included in the aggregate share ownership of each Trustee the shares of Common Stock owned by the Trust.

                  Under certain circumstances set forth in the Trust, the Corporation's Board of Directors may direct the payment of dividends on shares of Common Stock owned by the Trust that have been allocated to the accounts of participating employees. Except as set forth in the Trust, and the shares of Common Stock with respect to which the Trustees share dispositive power as described in this Statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Trustees and the Trust.

                  None of the Trust nor the Trustees have effected any transactions in Common Stock during the past sixty days."


         4. Item 6 of the Statement is hereby amended in its entirety to read as follows:

"Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Trustees and the Trust or between the Trustees and/or the Trust and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, except for (a) the Trust, and (b) the Stockholders' Agreement and the Amendment."

         5. Item 7. Material to be Filed as Exhibits.

            Exhibit No.      Description
            -----------      -----------
                 A           Consent and Joinder Agreement dated August 10, 2004
                             among the Corporation, the Trustees and certain other stockholders of the Corporation.

                                                          Page 10  of   11 Pages
                                   SIGNATURES


                  After reasonable inquiry and the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   August 16, 2004



                                  /s/ Abe Ginsburg
                                  ---------------------------------------------
                                  Abe Ginsburg


                                  /s/ Allan Ginsburg
                                  ---------------------------------------------
                                  Allan Ginsburg


                                  /s/ Robert Chestnov
                                  ---------------------------------------------
                                  Robert Chestnov


                                  /s/ Howard Ginsburg
                                  ---------------------------------------------
                                  Howard Ginsburg

                                                          Page  11 of   11 Pages

                                  EXHIBIT INDEX


Exhibit No.                         Description
-----------                         -----------

    A Consent and Joinder Agreement dated August 10, 2004 among the Corporation, the Trustees and certain other stockholders of the Corporation.